September 20, 2019

Lauren Silvernail
Chief Financial Officer
Evolus, Inc.
520 Newport Center Drive
Suite 1200
Newport Beach, CA
92660

       Re: Evolus, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 20, 2019
           File No. 001-38381

Dear Ms. Silvernail:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance